(713) 860-7352

willburns@paulhastings.com

May 8, 2018

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Senior Counsel

Division of Investment Management,

    Disclosure Review Office

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson MLP Investment Company

Registration Statement on Form N-14 (File Nos. 333-223795)

Dear Mr. Bartz:

This letter relates to the Registration Statement on Form N-14 (the “Registration Statement”) of our client, Kayne Anderson MLP Investment Company (“KYN”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 20, 2018 pursuant to the Securities Act of 1933, as amended. This letter is being filed in response to oral comments given on April 18, 2018 by Edward Bartz and Megan Miller of the staff of the Commission (the “Staff”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three copies of Amendment No. 1.

Each response is prefaced by the Staff’s corresponding comment in italicized text. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 1. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 1.

JOINT PROXY STATEMENT/PROSPECTUS

Questions and Answers, page 1

1.	The Staff notes that the Reorganization is subject to the approval of KED’s common stock and preferred stock, voting as a class, as well as KED’s preferred stock, voting as a separate class. Please add disclosure to the Questions and Answers section to explain the effect of failing to obtain approval of one of the classes.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 8, 2018

Response:

KYN acknowledges the Staff’s comment and has revised the Questions and Answers to clarify that if either class fails to approve the Reorganization, the Reorganization will not take place. Please see the proposed language below, as reflected on page 5.

“Q: What happens if KED stockholders do not approve the Reorganization?

A: The Reorganization must be approved by KED’s common and preferred stockholders, voting together as a class, and KED’s preferred stockholders, voting as a separate class. If either class does not approve the Reorganization, then the Reorganization will not take place.

2.	Under the caption “Questions Regarding the Reorganization—What are the benefits of the proposed Reorganization—Cost savings through elimination of duplicative expenses and greater economies of scale,” please revise the disclosure to reflect the fact that costs as a percentage of net assets to KED stockholders will increase as a result of the Reorganization.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure to make clear that KED’s expenses as a percentage of net assets are expected to increase as a result of the Reorganization.

KYN notes for the Staff that it has also included disclosure that the primary reason that the Combined Company’s expenses as a percentage of net assets are higher than KED’s is that KYN’s deferred tax liability represents a larger percentage of total assets when compared to KED’s deferred tax liability. That means the difference between total and net assets is larger for KYN than for KED. The Combined Company has lower expenses (the combined management fee, operating expenses and leverage) than KED as a percentage of total assets and as a percentage of net assets before deducting the deferred tax liability. The Boards of Directors of both KYN and KED found these lower expenses to be an important consideration in approving the Reorganization because these lower expenses reflect relative savings in ongoing cash expenditures. Though KYN understands the importance of presenting the expenses as a percentage of net assets (and consequently having balanced disclosure), KYN believes that its relatively larger deferred tax liability skews this comparison and masks the actual cash expense savings that both the Combined Company and KED will enjoy. Further, the relative size of the deferred tax liabilities at KYN and KED will be appropriately captured in the exchange ratio used to consummate the proposed Reorganization, which is based on relative NAV. Finally, KYN has added disclosure that KYN’s higher cost of leverage results from the longer-term, fixed rate nature of its leverage instruments. While this results in higher run-rate interest costs at this time, it protects KYN and the Combined Company from rising interest rates and mitigates refinancing risk (by having staged maturities). Even so, as

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 8, 2018

pointed out above, the Combined Company’s expenses are still lower as a percentage of total assets.

Please see the proposed language below, as reflected on page 1.

•	Elimination of duplicative expenses and greater economies of scale

The Reorganization is expected to result in an increase in expenses as a percentage of net assets for KED stockholders, though, as explained below, it is expected that the Reorganization will result in a decrease in expenses as a percentage of total assets. We expect that the Combined Company will have a lower expense level than KYN, driven by estimated aggregate cost savings of approximately $1.5 million annually, the majority of which is expected to be attributable to reduced operating costs. The Companies incur operating expenses that are fixed (e.g., board fees, printing fees, legal and auditing services) and operating expenses that are variable (e.g., administrative and custodial services that are based on assets under management). Many of these fixed expenses are duplicative between the Companies and can be eliminated as a result of the Reorganization. There will also be an opportunity to reduce variable expenses by taking advantage of greater economies of scale. Because the Reorganization is expected to be completed during the third quarter of fiscal 2018, and because there are expenses associated with the Reorganization, the full impact of the elimination of duplicative expenses will not be entirely recognized this year. We expect the Combined Company to realize the full benefit during fiscal 2019.

As indicated above, it is expected that KED stockholders will enjoy lower annual expenses as a percentage of total assets. The Combined Company is, however, expected to have slightly higher annual expenses as a percentage of net assets than stand-alone KED. This is almost entirely a result of a larger deferred tax liability (as a percentage of total assets) at the Combined Company as compared to stand-alone KED, which causes net assets for the Combined Company to be smaller as a percentage of total assets as compared to stand-alone KED.

3.	Under the caption “Questions Regarding the Reorganization—What are the benefits of the proposed Reorganization—Potential cost savings as a result of reduced management fees,” please revise the disclosure to reflect (i) KED’s management fees as a percentage of net assets will increase as a result of the Reorganization and (ii) KYN’s current management fee of 1.375% of total assets. In addition, please revise the table to make the information presented therein clearer to investors.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 8, 2018

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly.

KYN also notes that KED’s maximum contractual management fee is higher (at an annual rate of 1.75% of total assets) than the maximum rate for KYN. Because of the contractual waiver in place for KED, KED’s management fee rate is currently lower than KYN’s management fee based on the level of KED’s publicly traded holdings (but the waiver could be smaller in the future if KED’s portfolio composition changes). KAFA has agreed to additional fee waivers that would take effect upon consummation of the Reorganization, such that the aggregate run-rate fees (determined at closing) will not be higher than the sum of the run-rate fees of KYN and KED. Once the dollar amount of this waiver is determined at closing, it will remain in place for three years.

Please see proposed language below, as reflected on page 2.

•	Potential for reduced management fee in the future as assets appreciate, due to new KYN management fee waiver

As of February 28, 2018, KYN was subject to a management fee of 1.375% on its $3.4 billion in total assets. KAFA has agreed to revise its management fee waiver agreement with KYN as part of the Reorganization. The revised fee waiver will lower the effective management fee that KYN pays as its assets appreciate. The table below outlines the current and proposed management fee waivers:

KYN Asset Tiers for Fee Waiver
Current	Proposed	Management Fee Waiver	Applicable Management Fee(1)
$0 to $4.5 billion	$0 to $4.0 billion	0.000%	1.375%
$4.5 billion to $9.5 billion	$4.0 billion to $6.0 billion	0.125%	1.250%
$9.5 billion to $14.5 billion	$6.0 billion to $8.0 billion	0.250%	1.125%
Greater than $14.5 billion	Greater than $8.0 billion	0.375%	1.000%

(1)	Represents the management fee, after giving effect to the fee waiver, applicable to the incremental total assets at each tier.

KAFA has also agreed to waive an amount of management fees (based on KYN’s and KED’s assets under management at closing of the Reorganization) such that the pro forma, run-rate fees payable to KAFA are not greater than the aggregate, run-rate management fees payable if KYN and KED had remained stand-alone companies. The waiver will last for three years and was estimated to be approximately $0.3 million per year as of February 28, 2018. The new fee waivers would be effective at the time the Reorganization closes. Based on KED’s current management fee (net of its management fee waiver), the Combined Company’s management fee as a percentage of net assets is expected to be higher than KED’s stand-alone fee. KED’s management fee waiver agreement is an annual agreement that reduces KED’s management fee by as much as 0.5% (from 1.75%) based on the percentage of the Company’s long term investments that are private investments (i.e. not publicly traded). If KED’s portfolio of long-term investments were to change to include a larger percentage of private investments than it currently does, KED’s management fee would increase as a result of a smaller fee waiver. Further, if KED’s management fee waiver were not to be renewed, its management fee would be higher.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 8, 2018

4.	Under the caption “Questions Regarding the Reorganization—What are the benefits of the proposed Reorganization?—Reorganization expected to be accretive to KYN’s net distributable income and KED’s distribution level,” please disclose whether the increased distribution includes any return of capital and, if so, that a return of capital is a return to investors of a portion of their original investment in the company. In addition, please reword the paragraph to read in a more plain English fashion.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see the proposed language below, as reflected on page 2.

•	Reorganization expected to increase KYN’s net distributable income and KED’s distribution level

The Reorganization is expected to result in an increase to KYN’s net distributable income per share, in part due to the anticipated cost savings from the transaction. In connection with the Reorganization, KYN announced its intention to pay a distribution at its current annualized rate of $1.80 per share for the 12 months ending February 28, 2019. Based on this distribution level, the Reorganization is expected to result in an increase to the distribution received by KED’s common stockholders by approximately 13 cents on an annualized basis (approximate 8% increase). This estimate is based on the relative net asset value (“NAV”) per share of the companies as of February 28, 2018 (which would have resulted in an exchange ratio of approximately 0.96 shares of KYN for each share of KED). Historically, a portion of the distributions paid to common stockholders of KYN and KED has been classified as a return of capital, and we expect that a portion of the distributions paid to common stockholders of the Combined Company may be classified as a return of capital, though the amount will depend on the earnings and profits of the Combined Company in any given year. A “return of capital” represents a return of a stockholder’s original investment and should not be confused with a dividend from earnings and profits. See “Risk Factors—Risks Related to Our Investments and Investment Techniques—Cash Flow Risk.”

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 8, 2018

5.	Under the caption “Questions Regarding the Reorganization—Why is KYN changing its name to Kayne Anderson MLP/Midstream Investment Company?” please revise to clarify that, following the name change, KYN will still have an “80% policy” with respect to its investments.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure to clarify that, following the name change, KYN’s investments will continue to be limited by its investment objective (which is a fundamental investment policy) of obtaining a high after-tax return by investing at least 85% of its total assets in MLPs and other Midstream Energy Companies. Please see page 3.

6.	Please add an additional Question and Answer relating to the comparison of the historical performance of the Companies, noting KED’s higher historical returns.

Response:

KYN acknowledges the Staff’s comment and added a responsive Question and Answer. Because KYN does not have daily historical NAV information available dating back to KED’s inception, it has included disclosure dating back to the month-end following KED’s inception.

Please see the proposed language below, as reflected on page 4.

“Q. How has KYN performed relative to KED?

A: The performance table below illustrates the past performance of an investment in each Company. As shown in the table below, since KED’s inception, average annual returns for KED have slightly outperformed KYN (based on net asset value and market price). A Company’s past performance does not necessarily indicate how such Company will perform in the future.

Average Annual Total Returns as of February 28, 2018

	Based on Net Asset Value(1)						Based on Market Price(2)
	1 Year	3 Years	5 Years	10 Years	Inception(3)	KED’s Inception(4)	1 Year	3 Years	5 Years	10 Years	Inception(3)	KED’s Inception(4)
KYN	(6.6)%	(9.5)%	(1.8)%	4.1%	6.0%	4.9%	(11.0)%	(12.7)%	(4.5)%	3.6%	5.5%	4.5%
KED	(10.7)%	(8.4)%	1.0%	5.3%	5.3%	5.3%	(9.4)%	(12.2)%	(1.0)%	5.0%	4.6%	5.4%

(1)	Total investment return based on net asset value is calculated assuming a purchase of common stock at the net asset value on the first day and a sale at the net asset value on the last day of the period reported. The calculation also assumes the reinvestment of distributions at actual prices pursuant to each Company’s dividend reinvestment plan.
(2)	Total investment return based on market value is calculated assuming a purchase of common stock at the closing market price on the first day and a sale at the closing market price on the last day of the period reported. The calculation also assumes reinvestment of distributions at actual prices pursuant to each Company’s dividend reinvestment plan.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 8, 2018

(3)	KYN and KED commenced investment operations on September 28, 2004 and September 21, 2006, respectively.
(4)	Represents the applicable average annual total returns of the Companies since September 30, 2006, the first month-end following KED’s commencement of investment operations. “

Reasons for the Reorganization, page 8

7.	In the bulleted list of potential benefits and other factors considered by the Boards of Directors in connection with the Reorganization, please (i) disclose whether the Boards of Directors took into consideration the higher management fees for KED stockholders, (ii) disclose whether the Boards of Directors took into consideration KYN’s lower historical performance and (iii) revise to reflect the KED stockholders will pay higher management fees as a percentage of net assets as a result of the Reorganization.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see page 9.

Fees and Expenses for Common Stockholders of the Companies as of November 30, 2017, page 9

8.	Please confirm that the fees and expenses set forth in the table are the current fees and expenses of the Companies.

Response:

KYN acknowledges the Staff’s comment and confirms that the fees and expenses set forth in the table are the current fees and expenses of the Companies.

9.	In the paragraph leading in to the table, please disclose narratively that, as a percentage of net assets, total annual expenses for KED stockholders will increase as a result of the Reorganization.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see page 10.

10.	Please revise the fee table to include the name of the surviving company in the caption to the Pro Forma Combined Company column. Please make a corresponding change in the Capitalization Table.

Response:

KYN acknowledges the Staff’s comment and has revised the tables accordingly. Please see pages 10 and 60.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 8, 2018

11.	Please confirm that the management fees waived by KAFA with respect to KYN and KED cannot be recouped by KAFA. If such fees with respect to KED are subject to recapture, please confirm that they will not be carried over to the surviving company.

Response:

KYN acknowledges the Staff’s comment and confirms that the fees waived by KAFA are not subject to recapture, either with respect to KYN, KED or the Combined Company. KYN has revised the footnotes to clarify this fact. Please see page 11.

Comparison of the Companies, page 12

12.	Please update the disclosure to highlight the differences between the Companies with respect to fundamental and non-fundamental investment policies. See Item 3(b) of Form N-14.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see the proposed language below, as reflected on page 12.

“As noted elsewhere, KYN and KED’s fundamental and non-fundamental investment policies are similar. The primary difference in the investment objectives of the Companies is that KYN seeks to obtain a high after-tax total return, while KED seeks to generate both current income and capital appreciation. In addition, KYN has a fundamental investment policy to invest at least 85% of its total assets in MLPs and other Midstream Energy Companies, while KED has a broader non-fundamental investment policy, requiring at least 80% of total assets to be invested in Energy Companies. In connection with its broader focus, KED’s policies are somewhat less restrictive than KYN’s, as its policies do not include KYN’s restrictions on investments in a single issuer (15% of total assets) or minimum investments in publicly traded securities (50%). While both Companies target a maximum of 30% Leverage, the floor on KED’s target range is lower (20% versus 25%).”

Risk Factors, page 15

13.	Please revise the disclosure to highlight the differences in the risks between the two Companies. See Item 3(c) of Form N-14.

Response:

KYN acknowledges the Staff’s comment and notes its belief that the risks faced by the Companies are not materially different. Accordingly, KYN has revised the disclosure to reflect that, in light of the substantial similarities between the Companies and their portfolios, the risks described should not be materially different than those applicable to an investment in KED. Please see the following, as reflected on page 15.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 8, 2018

“In light of the fact that the Companies have very similar investment policies and investment strategies (as well as substantially overlapping portfolios), the risks described below should not be materially different than those applicable to an investment in KED. Holders of KED common stock should pay special attention to “—Risks Related to Our Business and Structure—Use of Leverage,” as KYN has historically made greater use longer-dated Notes than KED.”

14.	With respect to the caption “—Privately Held Company Risk,” please confirm to the Staff whether the Companies invest in any hedge funds or private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act and, if so, how much each Company invests.

Response:

KYN acknowledges the Staff’s comment and confirms that neither Company holds any investments in hedge funds or private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Reasons for the Reorganization, page 39

15.	We refer you to comments 2, 3 and 4. Please make conforming changes to the disclosure regarding the Reorganization beginning on page 40.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see pages 40, 41 and 42.

Capitalization, page 60

16.	Please add a disclaimer that the information presented is for informational purposes only. In addition, please add a statement to the effect of the following: “If the reorganization is consummated, the capitalization is likely to be different on the closing date of the transaction as a result of daily share purchase and redemption activity by the acquiring fund and changes in net asset value.”

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see page 60.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 8, 2018

17.	Please include net asset value per share for each Company and the Pro Forma Combined Company in the capitalization table.

Response:

KYN acknowledges the Staff’s comment and has revised the table accordingly. Please see page 60.

Performance Information, page 81

18.	In light of the difference in the inception date of the Companies, in order to provide a direct comparison between the Companies’ historical performance, please add disclosure to the table regarding the Companies’ performance since September 21, 2006 (i.e., for the period when both Companies have been operating).

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure to include the requested comparison. Please see page 81.

STATEMENT OF ADDITIONAL INFORMATION

Pro Forma Financial Information (Unaudited), page SAI-A-1

19.	In the footnotes to the table in Note 3, please explain why the run rate of investment management fees as of November 30, 2016, rather than November 30, 2017, was used.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see the proposed language below, as reflected on page SAI-A-2.

Reflects the impact of the revised fee waiver agreement (which will be effective at the time of the Reorganization). Had KYN and KED combined at the beginning of the fiscal year ended November 30, 2017, the fee waiver (relating to KAFA’s agreement to waive for a period of three years any incremental fees attributable to the pro forma Combined Company in excess of what the fees would have been if KYN and KED had remained separate) would have been calculated based on the run rate of then-current management fees as of November 30, 2016, resulting in a waiver of $94,000. For the period presented, the pro forma Combined Company management fee would have been $110,000 higher than the separate Companies’ management fees; however, the revised fee waiver would have offset $94,000 of these incremental fees.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 8, 2018

PART C — OTHER INFORMATION

Item 16. Exhibits

20.	In connection with the filing of Amendment No. 1, please file as exhibits (i) the fee waiver agreement for KYN and (ii) the proxy cards for KED and KYN stockholders

Response:

KYN acknowledges the Staff’s comment and filed the requested exhibits with Amendment No. 1. Please see exhibits 6.5 and 17.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (713) 860-7352.

Very truly yours,

/s/ R. William Burns III

R. William Burns III

of PAUL HASTINGS LLP

cc:	Megan Miller (U.S. Securities and Exchange Commission)

David A. Hearth, Esq., Paul Hastings